UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



15047593

SEC FILE NUMBER
8- 66607

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oberon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1412 Broadway - Suite 2304
_____
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elad Epstein   212-386-7080
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
_____
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, Suite 901, New York, NY 10017

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

(stamp: SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2015 WASH. D.C. 194)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Elad Epstein__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Oberon Securities, LLC__ , as of __December 31__ , 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

__Managing Director__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBERON SECURITIES, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

OBERON SECURITIES, LLC

CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Oberon Securities, LLC:

We have audited the accompanying financial statements of Oberon Securities, LLC (a New York Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Management of Oberon Securities, LLC is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oberon Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Oberon Securities, LLC's financial statements. The supplemental information is the responsibility of the management of Oberon Securities, LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raines & Fischer LLP

New York, New York
February 27, 2015

- 1 -

OBERON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	215,940
Securities, at fair value		27,263
Accounts receivable, net of allowance for doubtful accounts of $1,750		83,250
Prepaid expenses and other current assets		103,017
Property and equipment, at cost, net of accumulated depreciation of $10,017		52,112
TOTAL ASSETS	$	481,582

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	44,728

COMMITMENTS

Member's Equity		436,854
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	481,582

The accompanying notes are an integral part of these financial statements.

REVENUES

Income from fees	$	9,461,126
Realized gain on investments		23,291
Unrealized gain on investments		24,918
Total Revenues		9,509,335

EXPENSES

Compensation and benefits	7,237,914
Occupancy and equipment expenses	255,261
Technology, data and communication costs	95,126
Professional service fees	634,562
Travel and entertainment	53,026
Research fees	391,493
Regulatory fees	44,778
Office expenses	19,579
Bad debt expense	18,572
Management fee	225,000
Total Expenses	8,975,311

Net Income	$	534,024

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Member's Equity - December 31, 2013	$	358,570
Net Income		534,024
Member's contributions		35,000
Distributions to member		(490,740)
Member's Equity - December 31, 2014	$	436,854

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2013	$ -
Increases	-
Decreases	-
Balance at December 31, 2014	$ -

The accompanying notes are an integral part of these financial statements.

OBERON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	534,024
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,071
Change in Assets and Liabilities:		
Decrease in accounts receivable, net		127,902
Increase in prepaid expenses and other current assets		(69,203)
Decrease in accounts payable and accrued expenses		(21,234)
NET CASH PROVIDED BY OPERATING ACTIVITIES		572,560

CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease in securities		21,448
Increase in fixed assets		(49,127)
NET CASH USED IN INVESTING ACTIVITIES		(27,679)

CASH FLOWS FROM FINANCING ACTIVITIES:

Contributions by member		35,000
Distributions to member		(490,740)
NET CASH USED IN FINANCING ACTIVITIES		(455,740)
NET INCREASE IN CASH		89,141
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2013		126,799
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2014	$	215,940

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:

Interest	$	-
Income taxes		-

The accompanying notes are an integral part of these financial statements.

(1)   Organization and Operation

Oberon Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that a "Special Account for the Exclusive Benefit of Customers" is maintained. The Company was formed as a New York limited liability company.

(2)   Summary of Significant Accounting Policies

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 2 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

Accounts receivable and accrued revenue are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts, an assessment of the customer's ability to pay and the likelihood of collecting. The allowance for doubtful accounts was $1,750 at December 31, 2014.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company accounts for all of its financial instruments at fair value. The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Realized gains and losses are reflected in the statement of income as are unrealized gains and losses which represent the change in fair value during the reporting period.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

OBERON SECURITIES, LLC
Notes to Financial Statements
December 31, 2014

(3)   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2014, the Company had net capital of approximately $171,092 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4)   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by maintaining all customer funds in a "Special Account".

(5)   Furniture and Equipment

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$13,003	$ 9,590	$ 3,413
New Equipment	49,126	427	48,699
	$62,129	$10,017	$52,112

Depreciation expense for the year ended December 31, 2014 was $1,071, of which $644 is included in occupancy and equipment costs and $427 is included in technology data and communication costs.

(6)   Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

(6)   Revenue Recognition (continued)

The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

(7)   Significant Customers

During the twelve months ended December 31, 2014, three customers accounted for 38.5%, 24.9% and 23.4%, respectively, for a total of 86.8% of total revenue.

(8)   Guaranteed Payments

Guaranteed payments to members on the accompanying financial statements, included in compensation and benefits, reflect payments that represent reasonable compensation for services rendered and are, therefore, accounted for as an expense of the Company rather than as an allocation of the Company net income.

(9)   Income Taxes

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The earnings of the Company are included in the income tax returns filed by the single member.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, Income Taxes, as amended by Accounting Standards Update ("ASU") 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The tax returns of the single member, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from when they are filed; the 2011, 2012, and 2013 Federal, New York State, and New York City income tax returns are currently open for examination.

(10)   Related Party Transactions

An affiliated company has agreed, pursuant to a Services Agreement, to make available to the company certain facilities and provide for performance of certain services. $225,000 included in management fee and $228,360 included in occupancy and equipment expenses on the statement of income was paid in connection with this agreement. As of December 31, 2014 $22,000 was due to a related party.

(11) **Cash**

The Company maintains the bulk of its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in these accounts. At December 31, 2014, the Company does not have any uninsured cash balances.

(12) **Contingencies**

The Company has filed suit against two of its customers for breach of contract. Based upon the opinion of the Company's counsel, the suit could result in a settlement or award by the court in favor of the Company. At this time, however, it is too early to opine on whether the Company will collect a judgment in either matter. The first matter, in which there is a counterclaim, there exists a high probability that the counterclaim, as alleged, will be dismissed as a matter of law, therefore, no estimate can be made as to the time or the amount, if any, of ultimate recovery. In the second matter a customer filed a counterclaim to recover compensation paid to the Company pursuant to the same letter agreement. The parties have not yet exchanged documents and, as a result, it is too early to predict whether the Company will be able to recover any portion of the damages sought in the arbitration proceeding.

During the three months ended December 31, 2014 a settlement agreement was reached with one customer agreeing to pay the Company a total sum of $400,000 to be paid in monthly installments and to be completed by April 1, 2018. The customer may elect, in its sole discretion, to make a one-time lump sum payment of $110,000 in November 2016, thereby reducing the balance by $50,000. The customer is only eligible for the prepayment if $240,000 has already been paid by that date in accordance with the settlement agreement. In case of non-payment the Company is entitled to file suit to reduce the outstanding balance owed. $20,000 included in revenues on the statement of income was received in connection with this agreement.

(13) **Evaluation of Subsequent Events**

The Company has evaluated subsequent events through February 27, 2015, the date which the financial statements were available to be issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2014

OBERON SECURITIES, LLC
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2014

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital			$ 436,854
Add:			
Other deductions or allowable credits			-
Total capital and allowable subordinated liabilities			436,854
Deductions and/or charges			
Non-allowable assets:			
Securities not readily marketable	$	27,263	
Accounts receivable		83,250	
Prepaid expenses and other current assets		103,017	
Net furniture and equipment		52,112	265,642
Net capital before haircuts on securities positions			171,212
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))			120
Net capital			$ 171,092

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	44,728
Total aggregate indebtedness	$	44,728

The preceding notes are an integral part of this supplemental information.

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	171,092
Net capital per audited report	$	171,092

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	2,982
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	166,092
Excess net capital at 1000%	$	165,092
Ratio: Aggregate indebtedness to net capital		26.14%

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Oberon Securities, LLC:

We have reviewed management's statements, included in the accompanying Oberon Securities, LLC Assertions Report, in which (1) Oberon Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Oberon Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Oberon Securities, LLC stated that Oberon Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Oberon Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oberon Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 27, 2015

-13 -

Oberon Securities, LLC
Exemption Report
For the year ended December 31, 2014

Oberon Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2((i)

   a) The Company carries no margin accounts.
   b) The Company does not hold funds or securities for, or owe money or securities to customers

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Oberon Securities, LLC

I, Elad Epstein, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Director

December 31, 2014



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
 Oberon Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Oberon Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 27, 2015

OBERON SECURITIES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS -
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues

Income from fees	$	9,461,126
Realized gain on investments		23,291
Unrealized gain on investments		24,918
Total revenues (FOCUS Line 12/Part IIA Line 9)		9,509,335

Deductions

Net gain from securities in investment accounts	48,209
Total deductions	48,209

SIPC net operating revenues	$	9,461,126
SIPC general assessment at .0025	$	23,653
Less: Payments		(13,219)
Assessment balance due	$	10,434